Exhibit 99.1

CERTIFICATION OF CEO AND FINANCE DIRECTOR PURSUANT TO 18 U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F/A of Tomkins plc (the “Company”) for the year ended April 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), James Nicol, as Chief Executive Officer of the Company, and Kenneth Lever as Finance Director of the Company, each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of their knowledge;

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James Nicol

By: James Nicol
Chief Executive Officer

/s/ Kenneth Lever

By: Kenneth Lever
Finance Director

November 6, 2002

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended.